October 1, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn.:	Tom Kluck, Legal Branch Chief

	Re:	Florham Consulting Corp.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-164871
Filed August 31, 2010

Ladies and Gentlemen:

We are in receipt of the comment of the staff of the Securities and Exchange Commission (the “Commission”) to Amendment No. 2 to the Registration Statement on Form S-1 of Florham Consulting Corp. (the “Company”) pursuant to a conversation that took place on September 30, 2010 between the staff and Eric A. Pinero, Esq. of Hodgson Russ LLP, corporate and securities counsel to the Company, and have set forth below the Company’s response.

Part II, Information Not Required in this Prospectus

Item 15, Recent Sales of Unregistered Securities, page 83

2.	Comment:

We note your disclosure on page 83 the Registration Statement stating reliance upon Rule 506 of Regulation D.  Please delete such reference.  In addition, we note your disclosure on page 83 that “…we believe that all of the offerings and sales were deemed to be exempt…” Revise this disclosure to state that “…all of the offerings and sales were made in reliance upon…”.

Response:

The Company has revised page 83 of the Registration Statement to incorporate the requested changes from the Commission.  The subject disclosure now reads as follows:

“Except as otherwise indicated above, all of the offerings and sales were made in reliance upon Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of the Company or executive officers of the Company, and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons were provided with access to our Securities and Exchange Commission filings.”

*   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph J. Bianco

Joseph J. Bianco
Chairman and CEO

cc:      Stacie Gorman